SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (Amendment No. )

                           The Navigators Group, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    638904102
                     --------------------------------------
                                 (CUSIP Number)

                               Marc M. Tract, Esq.
                        c/o Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
                     --------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 28, 2005
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 638904102
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marc M. Tract
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     627,034 Shares*
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        29,896 Shares*
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            627,034 Shares*
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     29,896 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      656,930 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------
*See Item 5

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $.10 per share (the "Shares"), of The Navigators Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Penn Plaza, New York, New York 10119.

Item 2. Identity and Background.

This statement (the "Statement") is being filed by Marc M. Tract (the "Reporting Person"). The Reporting Person, a citizen of the United States, is a partner of the law firm of Katten Muchin Zavis Rosenman at its offices located at 575 Madison Avenue, New York, New York, 10022. The Reporting Person is also a director of the Company.

In addition, Monica J. Deeks, Jane Deeks McCarthy, Claire Deeks van der Lee and Karen E. Deeks (collectively, the "Co-Trustees") share with the Reporting Person the power to vote, and the power to dispose of, an aggregate of 29,896 Shares held by various trusts of which they are a co-trustee.

The Co-Trustees are citizens of the United States and their business address is c/o Marc M. Tract, Esq., Katten Muchin Zavis Rosenman, 575 Madison Avenue, New York, NY 10022. Monica J Deeks is retired. Jane Deeks McCarthy is a homemaker. Claire Deeks van der Lee is self-employed in real estate development. Karen E. Deeks is a student.

Neither the Reporting Person, nor any of the Co-Trustees, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 28, 2005, the Reporting Person became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Shares as a result of the acquisition by the 2005 Deeks Declaration Children's Trust (the "Trust"), of which the Reporting Person is the trustee, of 104,329 Shares by gift from the Terence N. Deeks 2002 Qualified Three Year Annuity Trust.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares, in his capacity as trustee of the Trust, held by the Trust and the Shares held directly by him for investment purposes. Although the Reporting Person has no present intention to acquire additional Shares or to dispose of Shares beneficially owned by such Reporting Person, the Reporting Person may in the future acquire beneficial ownership of additional Shares or dispose of Shares beneficially owned by such Reporting Person, in any case in the open market or in a negotiated transaction.

Item 5. Interest In Securities of Issuer.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 656,930 Shares (or approximately 5.2% of the outstanding Shares of the Company).

The Reporting Person has the sole power to vote, and the sole power to dispose of, 627,034 Shares consisting of 7,275 Shares held by the Reporting Person directly and 619,759 Shares held by various trusts, of which the Reporting Person is the sole trustee. The Reporting Person has shared power to vote, and shared power to dispose of, 29,896 Shares held by various trusts, of which the Reporting Person is a co-trustee.

The Reporting Person is neither a settlor nor a beneficiary of any of the trusts referred to above. Pursuant to Rule 13d-4 of the Securities and Exchange Act, as amended, the Reporting Person expressly disclaims beneficial ownership of the 649,655 Shares held by the trusts referred to above and the filing of this
Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of any Shares held by such trusts.

Except as described herein, the Reporting Person does not beneficially own, nor has he acquired or disposed of, any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

None.

Item 7. Material To be Filed as Exhibits

None.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2005


                                                By: /s/ Marc M. Tract
                                                    ----------------------------
                                                    Marc M. Tract